Exhibit 99.1

PRESS RELEASE

For Immediate Release

ACI AIRPORT SUDAMÉRICA, S.A.

ANNOUNCES EXCHANGE OFFERS AND CONSENT SOLICITATIONS FOR ITS 6.875% SENIOR SECURED GUARANTEED SERIES 2015 NOTES DUE 2032,

AND

6.875% CASH/7.875% PIK SENIOR SECURED GUARANTEED SERIES 2020 NOTES DUE 2032

Montevideo, Uruguay; October 8, 2021 – ACI Airport Sudamérica, S.A. (the “Company”) announced today the commencement of an offer (the “Exchange Offers”) to repurchase and exchange any and all of its outstanding 6.875% Senior Secured Guaranteed Series 2015 Notes Due 2032 issued on May 7, 2015 (CUSIP: 00102JAA3/ E0351QAA0; ISIN: US00102JAA34/ USE0351QAA07) (the “Series 2015 Notes”) and its outstanding 6.875% Cash/7.875% PIK Senior Secured Guaranteed Series 2020 Notes due 2032 issued on May 26, 2020 (CUSIP: 00102JAB1/ E0351QAB8; ISIN: US00102JAB17/ USE0351QAB89) (the “Series 2020 Notes” and, together with the Series 2015 Notes, the “Existing Notes”) for newly issued 6.875% Senior Secured Guaranteed Notes due 2034 (the “New Notes” and, together with the Existing Notes, the “Notes”).

The Exchange Offers are being made only to Eligible Holders (as defined below) who will be eligible to receive and review the Company’s exchange offer memorandum and consent solicitation statement dated October 8, 2021 in respect of the Exchange Offers (the “Exchange Offer Memorandum”), which contains all of the terms of the Exchange Offer. Any capitalized terms used in this press release without definition have the respective meanings assigned to such terms in the Exchange Offer Memorandum.

The New Notes will be issued pursuant to a second amended and restated indenture (the “Second A&R Indenture”) that will amend and restate the amended and restated indenture, dated as of May 26, 2020 (the “Existing Indenture”), under which the Series 2020 Notes were issued. The terms of the New Notes will be substantially identical to the terms of the Existing Notes, except that:

(i)	as compared to the Series 2015 Notes, all of the restrictive covenants and events of default and related provisions that were eliminated from the Existing Indenture in connection with the consummation of the exchange offer of the Series 2015 Notes for Series the 2020 Notes on May 26, 2020, will continue to be eliminated with respect to any Series 2015 Notes that remain outstanding following completion of the Exchange Offers;

(ii)	as compared to the Series 2020 Notes, (A) substantially all of the restrictive covenants and events of default and related provisions under the Existing Indenture will be eliminated with respect to the Series 2020 Notes, and (B) all payments of interest, principal and premium (if any) on the New Notes will be made in cash and the Company will not be entitled to defer the payment of principal with payments-in-kind;

(iii)	as compared to each series of Existing Notes, at any time and from time to time prior to May 30, 2027, the Company will have the right, at its option, to redeem all or part of the Series 2021 Notes at a redemption price equal to: (x) 100% of the outstanding principal balance of the Series 2021 Notes being redeemed, plus (y) accrued and unpaid interest and additional amounts, if any, to the redemption date, plus (z) the Make-Whole Premium (as defined in the Exchange Offer Memorandum) at the redemption date; provided, however, that if the Series 2021 Notes are redeemed in part only, at least US$100,000,000 of the aggregate remaining principal amount of the Series 2021 Notes shall remain outstanding after any such partial redemption; and

(iv)	as compared with each series of Existing Notes, the New Notes will be subject to a mandatory redemption pursuant to which, on each Payment Date, and to the extent there is Available Cash in the Issuer Account, the Company will redeem the New Notes at a redemption price equal to 100% of the outstanding principal amount of the New Notes being redeemed, plus accrued and unpaid interest to the redemption date, plus additional amounts, if any (but without payment of any Make-Whole Premium) in an amount equal to the lesser of: (a) 100% of Available Cash (if any) and (b) the total outstanding principal of the New Notes as of such payment date less the applicable Series 2021 Target Debt Balance corresponding to such payment date set forth in the Exchange Offer Memorandum.

Simultaneously with the Exchange Offers, the Company is soliciting consents from holders of the Existing Notes (the “Consent Solicitations”) to certain proposed amendments to the Existing Indenture (the “Proposed Amendments”). The Proposed Amendments would provide for, among others, (i) the issuance of the New Notes as additional notes under the Existing Indenture, (ii) the elimination of substantially all of the restrictive covenants and events of default and related provisions with respect to the Series 2020 Notes, (iii) the authorization for Puerta del Sur S.A. (“PdS”), a subsidiary of the Company and concessionaire under the Concession Agreement by virtue of which the concession to operate the Carrasco International Airport (Aeropuerto Internacional de Carrasco) in Uruguay has been granted to PdS (the “Concession Agreement”), to enter into an amendment to the Concession Agreement (the “Amended Concession Agreement”), and (iv) amend certain defined terms and covenants in the Existing Indenture.

It is expected that the Amended Concession Agreement will modify the existing Concession Agreement by, among other things, (i) extending the term of the Concession Agreement, (ii) incorporating into the concession certain additional airports (collectively, the “New Airports”), and (iii) requiring PdS to make a specified amount of capital expenditures with respect to the operation of such New Airports.

Following the enactment of the Proposed Amendments, the Existing Notes and the New Notes will be secured on a pari passu basis by the collateral, except for (i) the pledge of all of the shares of the Company, which pledge will be for the benefit of the New Notes, the Series 2020 Notes and the LC Parties (as defined below), respectively, (ii) a Series 2021 Debt Service Reserve Account established solely for the benefit of the New Notes, (iii) a Series 2020 Debt Service Reserve Account established solely for the benefit of the Series 2020 Notes, (iv) a Series 2015 Debt Service Reserve Account established solely for the benefit of the Series 2015 Notes, (v) a segregated account in the name of the Company to be established by The Bank of New York Mellon, as the Offshore Collateral Agent (the “Offshore Collateral Agent”), solely for the benefit of the New Notes (the “Interest Payment Account”), to be funded with a portion of the proceeds of the issuance of the New Notes, and (vi) a segregated account in the name of the Company to be established by Offshore Collateral Agent, solely for the benefit of the LC Parties.

On or prior to the Settlement Date, the Company intends to enter into a Letter of Credit Facility Agreement (the “LC Facility Agreement”) with the issuing banks and lenders party thereto (the “LC Parties”), Citibank, N.A., as Administrative Agent, and the Offshore Collateral Agent, for purposes of issuing one or more standby letters of credit, from time to time, to satisfy its obligation with respect to the Series 2021 Debt Service Reserve Account. The Company’s obligations under the LC Facility Agreement would rank pari passu with the Notes, be secured ratably by the collateral (as described above) and be jointly and severally guaranteed by Cerelasur S.A. (“Cerealsur”), a wholly-owned subsidiary of the Company, and subject to certain conditions, PdS.

Eligible Holders (as defined below) who validly tender Existing Notes and deliver consents under the Consent Solicitations, and do not validly revoke such tenders and consents, on or prior to 5:00 p.m. (New York City time) on October 22, 2021, unless extended or earlier terminated by the Company in its sole discretion (the “Early Participation Deadline”) and whose Existing Notes are accepted for repurchase and exchange by the Company will receive the exchange consideration, which is equal to US$1,000 principal amount of New Notes (the “Exchange Consideration”) for each US$1,000 Outstanding Principal Amount (as defined below) of such Existing Notes validly tendered, and the early participation premium in cash of US$1 for each US$1,000 Outstanding Principal Amount of such Existing Notes validly tendered (the “Early Participation Premium”).

Eligible Holders whose Existing Notes are accepted for exchange will also be paid accrued and unpaid interest on such Existing Notes from, and including, the most recent date on which interest was paid on such Eligible Holder’s Existing Notes to, but not including, the Settlement Date (the “Accrued Interest”), payable on the Settlement Date in cash. Interest will cease to accrue on the Settlement Date for all Existing Notes accepted for repurchase and exchange in the Exchange Offer.

For purposes of determining the Exchange Consideration and the Early Participation Premium for any Existing Notes accepted for exchange, the “Outstanding Principal Amount” of such Existing Notes will be the original principal amount as of the original issuance date of such Existing Notes (the “Original Principal Amount”) multiplied by the Applicable Amortization Factor as of the Settlement Date. The “Applicable Amortization Factor” for each series of Existing Notes is calculated to reflect the Company’s repayment of principal amounts under the Existing Notes, in accordance with to the applicable amortization schedule for such series of Existing Notes. The Applicable Amortization Factor is determined in accordance with market convention to convert from the applicable Original Principal Amount to the applicable Outstanding Principal Amount.

Existing Notes tendered for repurchase and exchange may be validly withdrawn and the related Consents may be revoked at any time prior to 5:00 p.m. (New York City time) on October 22, 2021, unless extended by the Company in its sole discretion (the “Withdrawal Deadline”).

The obligation of the Company to accept tendered Existing Notes and delivered consents pursuant to the Exchange Offers and the Solicitations, respectively, is subject to certain conditions, which include among others, (i) that at least 75% of the Outstanding Principal Amount of the Existing Notes is validly tendered for exchange and not withdrawn (the “Minimum Exchange Amount Condition”), (ii) the consummation of the New Money Offering on the New Money Settlement Date, and (iii) the execution of the Amended Concession Agreement.

At any time after the Withdrawal Deadline and before the Expiration Date, if the Company receives valid consents sufficient to effect the Proposed Amendments, the Company, Cerealsur and the Trustee under the Existing Notes may execute and deliver the Second A&R Indenture that will be effective at that time but only operative upon consummation of the Exchange Offers on the Settlement Date and the consummation of the New Money Offering on the New Money Settlement Date. In addition, if at any time after the Withdrawal Deadline and before the Expiration Deadline, the Company receives the consent of Holders that, in the aggregate, hold a principal amount of Existing Notes sufficient to amend the Existing Indenture that would enable PdS to effect amendments under the Amended Concession Agreement, the Company, Cerealsur and the Trustee may execute and deliver a supplemental indenture which would enable PdS to effect amendments under the Amended Concession Agreement, that would be effective and become operative upon, on or prior to the date of the Second A&R Indenture and regardless of the consummation of the Exchange Offers, the issuance of the New Notes or the termination or withdrawal of the Solicitations in which case no consideration will be paid. The Company will not receive any cash proceeds from the issuance of the New Notes in the Exchange Offers. Existing Notes surrendered in connection with the Exchange Offers, and accepted for exchange, will be cancelled.

The Exchange Offers will expire at 11:59 p.m. (New York City time) on November 5, 2021 unless extended by the Company in its sole discretion (the “Expiration Deadline”). Eligible Holders must validly tender their Existing Notes and deliver their consents under the Consent Solicitations before the Expiration Deadline to be eligible to receive the Exchange Consideration.

Concurrently with the Exchange Offers and Solicitations described in the Exchange Offering Memorandum, the Company is conducting an offering of New Notes for cash in an aggregate principal amount of up to US$52.9 million (the “New Money Notes”) in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act (the “Concurrent Offering”). It is the Company’s intention to issue the New Money Notes on the Settlement Date for the Exchange Offers. The New Money Notes will be issued under the Second A&R Indenture and will have the same terms as, be consolidated and form a single series with, the New Notes issued on the Settlement Date. The issuance of the New Money Notes is a condition to the consummation of the Exchange Offers. The Company intends to use a portion of the proceeds from the Concurrent Offering to (i) fund the Interest Payment Account, (ii) pay transaction expenses in connection with the Exchange Offers and the issuance of the New Money Notes, (iii) pay amounts corresponding to the Early Participation Premium and Accrued Interest due on the Existing Notes tendered and accepted for exchange in the Exchange Offers, (iv) cause Cerealsur to make a capital contribution to PdS in an amount equal to US$8.7 million to repay in full all amounts outstanding under the PdS Notes, and (v) to apply the remaining amounts, if any, to cause Cerealsur to make a capital contribution to PdS for other general corporate purposes.

Also, the Company and certain Holders of the Existing Notes, holding, in the aggregate, approximately 51% of the Outstanding Principal Amount of Existing Notes (the “Support Parties”), executed Support Agreements (the “Support Agreements”). Under the terms of the Support Agreements, the Support Parties agreed, subject to certain withdrawal rights, to participate in the Exchange Offers and the Consent Solicitations and tender or cause to tender its Existing Notes on or before the Early Participation Deadline. In addition, the Support Parties have agreed to purchase approximately US$52.9 million of New Money Notes pursuant to a note purchase agreement, with such New Money Notes being issued on the Settlement Date.

The Exchange Offers are made, and the New Notes will be offered and issued, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon the exemption from the registration requirements of the Securities Act, and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act and who are non-U.S. qualified offerees. Holders who have returned a duly completed eligibility letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer Memorandum and to participate in the Exchange Offers and the Solicitation (such Holders, “Eligible Holders”). Holders who desire to obtain and complete an eligibility letter should either visit the website for this purpose at www.dfking.com/aciairport, or call D.F. King & Co., Inc., the Information Agent and Exchange Agent for the Exchange Offers at (800) 290-6427 (toll-free) or email aciairport@dfking.com.

This press release does not constitute an offer to buy or the solicitation of an offer to sell the Existing Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute an offer to sell or the solicitation of an offer to buy the New Notes or the New Money Notes, nor shall there be any sale of the New Notes or the New Money Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The New Notes will not be registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “Prospectus Regulation”).

In member states of the European Economic Area (the “EEA”), this press release and any offer of securities, if made subsequently, is only addressed to, and directed at, persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (“Qualified Investors”). Any person in the EEA who acquires securities in any offer of securities (an “investor”) or to whom any offer of securities is made will be deemed to have represented and agreed that it is a Qualified Investor. This press release and its contents must not be acted on or relied upon in any member state of the EEA by persons who are not Qualified Investors. The communication of this press release in any member state of the EEA to persons who are not Qualified Investors is unauthorized and may contravene applicable law.

None of the Company, the dealer manager, the trustee, any agent or any affiliate of any of them makes any recommendation as to whether Eligible Holders should tender or refrain from tendering all or any portion of the principal amount of such Eligible Holder’s Existing Notes for New Notes in the Exchange Offers or consent to any of the Proposed Amendments to the Existing Indenture in the Consent Solicitations. Eligible Holders will need to make their own decision as to whether to tender Existing Notes in the Exchange Offers and participate in the Consent Solicitations and, if so, the principal amount of Existing Notes to tender.

This press release is being issued pursuant to and in accordance with Rule 135e under the Securities Act.

For further information please contact:

Patricio Iñaki Esnaola

Head of Investor Relations

+54 11 4852 6716

patricio.esnaola@caairports.com

ABOUT ACI AIRPORT SUDAMÉRICA, S.A.

The Company is the sole stockholder of Cerealsur S.A. (“Cerealsur”). Cerealsur is a holding company and through its wholly-owned subsidiary, Puerta del Sur S.A. (“PdS”), operates the Aeropuerto Internacional de Carrasco (“Carrasco International Airport”). PdS is also indirectly owned by Corporación América Airports S.A., the largest private sector airport concession operator in the world based on the number of airports under management. Since 2003, PdS has had the responsibility of administrating, operating, managing and maintaining the Carrasco International Airport. PdS has executed a comprehensive management agreement with the Uruguayan government by virtue of which PdS received the concession to operate the Carrasco International Airport. The Carrasco International Airport, located near Montevideo, is Uruguay’s largest airport in terms of passenger traffic and serves as the country’s primary gateway for international travel. The Company is committed to provide passengers the best travel experience, with the highest standard of quality and strategic actions that contribute to sustainable development and social responsibility. One of the most important milestones in the history of PdS, was the inauguration of the New Passenger Terminal in December 2009. The work has become a symbol of pride for all Uruguayans, positioning itself as the country’s main gateway. Since its opening it has been decorated with various international prizes, which highlight its architectural merits, esthetics, operative functionality and services.

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